Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NetSuite Inc.:

We consent to the use of our report dated February 26, 2013, with respect to the consolidated balance sheets of NetSuite Inc. and subsidiaries as of December 31, 2012 and December 31, 2011, and the related consolidated statements of comprehensive loss, total equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference.

Our report refers to a change in method of accounting for revenue arrangements with multiple deliverables.

/s/ KPMG LLP

Santa Clara, California

February 14, 2014